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COLORADO GOLDFIELDS LETTERHEAD

June 6, 2013

VIA ELECTRONIC EDGAR FILINNG

John Reynolds, Assistant Director
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:          Colorado Goldfields Inc.
Preliminary Information Statement Filed on Schedule 14C
Filed May 14, 2013
File No. 000-51718

Dear Mr. Reynolds:

We have electronically filed herewith on behalf of Colorado Goldfields Inc. (the “Company”) Amendment No. 1 to the above-referenced Preliminary Information Statement Filed on Schedule 14C. This Amendment No. 1 is marked with < R > tags to show changes made from the previous filings. In addition, we have included a narrative response herein keyed to your comments set forth in your comment letter to me, as President of the Company, dated June 3, 2013. We trust you shall deem this Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

Purpose and Effect of Increasing the Authorized Shares of Common Stock, page 2

Comment 1.  We note the filing of a Form 8-K on August 21, 2012 reporting the filing on August 20, 2012 of a certificate of change providing for a reverse split of your issued and outstanding class A common stock and the proportional decrease of your authorized shares of class A stock at a ratio of 1 share for each 5,000 shares, which reduced the total number of issued and outstanding shares of class A stock from 28,239,942,811 shares to approximately 5,647,989 shares and which reduced your authorized shares of class A stock from 35,000,000,000 to 7,000,000 shares. We also note the filing of a Definitive Information Statement on Schedule 14C on October 23, 2012 in which written consents were received to amend your articles of incorporation to establish the total number of authorized shares of class A common stock at 1 billion. In addition, we note the filing of a Form 8-K on November 6, 2012 reporting that the Board of Directors approved, and the company filed, the amendment to the articles of incorporation. Finally, we note the filing of a Form 8-K on May 8, 2013 reporting the filing of a certificate of change on April 26, 2013, noting a reverse split of your issued and outstanding class A common stock and the proportional decrease of your authorized shares of class A stock at a ratio of one share for each 500 shares. This action decreased the total number of issued and outstanding shares of class a stock from approximately 297,382,071 shares to approximately 594,764, and your authorized shares of class a stock from 1,000,000,000 to 2,000,000 shares. The Form 8-K notes that the company “will return its authorized shares to 1 billion Class A shares upon filing Form 14C on May 14, 2013.” Please disclose the background and reasons for this series of changes to your issued, outstanding and authorized stock. See Note A and Item 11 of Schedule 14A of Regulation 14A along with Schedule 14C of Regulation 14C.

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Response 1.  As noted in Comment 1, the Company has engaged in two reverse stock splits of its Class A common stock, the first as described in a Form 8-K in August 2012 and a second as described in a Form 8-K filed in May 2013.  In each case, the Company took steps to increase the number of authorized shares of its Class A common stock a short time after each reverse split.  This approach was used (a reverse split followed by an increase in authorized shares) as a result of certain provisions under Nevada corporation law, which facilitated the accomplishment of these corporate actions.

At the outset, the Company wishes to point out that the State of Nevada assesses a fee on businesses incorporated in the State based on the par value of its authorized capital.  This fee increases substantially if the number of authorized shares exceeds one billion.  In addition to the reasons set forth below for the increase in authorized capital following each of the two reverse stock splits, the Company wishes to point out that the number of one billion shares authorized was determined in part based on the fee structure imposed by the State of Nevada, which is based on the par value of the number of shares authorized.

As explained in the Amendment No. 1 to the Preliminary Schedule 14C filed in May 2013, under, “Purpose and Effect of Increasing the Authorized Shares of Common Stock” as well as in other filings of the Company discussing the purposes and effect of the reverse stock splits and increases in authorized shares, the purpose was to provide the Company with more flexibility and opportunities to conduct equity financings, acquisitions, and especially to satisfy the reserved but unissued requirements of convertible debt, option agreements, and warrant reserves in connection with financing activities.  Although the Company does not have any specific plans, proposals or arrangements, written or otherwise, for the immediate issuance of any of the newly available authorized shares of stock for any specific purpose (including future acquisitions and/or financings), the foregoing recapitalizations have had and/or will have the following effects which the Company believes will be beneficial:

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The effect of the reverse stock splits resulted in an increase in the price per share of the Company’s Class A common stock, which is publicly traded, making it more attractive within the financial community for use in financing the Company’s planned business activities; and

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The additional authorized shares of Class A common stock are available for possible future financings, possible future acquisition transactions, prudent reserves, other general corporate purposes, and to meet the requirements to issue additional shares of stock in connection with convertible debt, which the Company has found it necessary to access on multiple occasions over the past several years.  Having the necessary number of shares immediately available increases the Company’s flexibility and ability to make use of the authorized shares for use in funding its business operations and executing its business plans.

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The Company recognizes that potential concerns with the advent of two reverse stock splits, each followed by increases in the number of shares of Class A common stock authorized for issuance, over a period of less than a year.  However, the business and financial necessities that have given rise to these corporate actions have been primarily the result of difficulties in obtaining financing, often involving convertible debt, in view of the levels of risk perceived by the market in connection with the Company’s business plans.  The Company’s business consists of owning a mill in the Silverton, Colorado area, which it hopes to begin operating in the near future, and the contractual right to ownership and operation of various mining properties in that area, many of which the Company believes can be economically operated, to extract gold, silver and other minerals profitably through operation of the mill.

 However, the Colorado Division of Reclamation, Mining, and Safety did not issue a conditional permit for the mill to re-commence operations until August of 2012, and by that time winter weather was setting in, substantially reducing the activities that the Company could undertake to meet the conditions associated with the permit. These conditions were fundamentally capital improvements, generally involving environmental concerns, before the mill could again begin operations.  The Company is making plans and pursuing activities with the goal of beginning operation of the mill (for which it already has commitments to process ore) and mining operations this year before winter weather again sets in, but the perceptions of business risk involving the Company, which are in large part out of the Company’s control, have had a downward effect on the market price of the Class A common stock.  As a result, the Company engaged in the two aforementioned reverse splits to maintain the price of the stock and enhance the stock’s standing in the investment community.  In turn, the authorized shares were increased to give the Company flexibility in issuing additional shares to acquire property, progress toward economically viable business operations, and issue shares upon conversion of convertible debt financing.  The requirement to reserve unissued shares, often at a 4-5 times multiple of the estimated number of conversion shares, is a large factor when considering the total number of authorized shares needed.

Although such issuance of additional shares with respect to future financings and acquisitions affect existing shareholders, management believes that transactions involving additional share issuances will increase the total value of the Company to its shareholders.  The Company believes that neither the recent reverse split nor the increase in authorized shares of Class A common stock will have any immediate effect on the rights of existing shareholders.  Other aspects of the increase in authorized shares are discussed in Amendment No. 1 of Preliminary Schedule 14C.

The Company wishes to emphasize, however, that the two recent reverse stock splits and following increases in authorized shares were the result of the necessity of seeking financing under less than ideal circumstances before the Company has been able to begin operation of the Silverton mill and conduct mining operations in that geographical area.  Management of the Company concluded that this was necessary in order to provide the hoped-for opportunity of commencing economically profitable operations.

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Security Ownership of Certain Beneficial Owners and Management, page 4

Comment 2.  We note your dual-class ownership structure. Please add a column to each table to reflect overall beneficial ownership and voting power. See Item 6 of Schedule 14A and Instruction 2 to Item 403 of Regulation S-K.

Response 2.  Under “Security Ownership of Certain Beneficial Owners and Management” the Company has added the requested columns to the tables showing stock ownership to show overall beneficial ownership and voting power.

Finally, we acknowledge the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us if you have any further questions or comments regarding the reverse stock splits by the Company, increases in authorized capital, or any other matter of concern.

Sincerely,

COLORADO GOLDFIELDS INC.

/s/ Lee R. Rice

Lee R. Rice, President